2001
Annual Report

PAUL MUELLER COMPANY

Financial Highlights

Operating Results for the Year	2001	2000
Net Sales	$ 94,288,000	$ 105,182,000
Income (Loss) before Taxes	$ (2,315,000)	$ 4,864,000
Provision (Benefit) for Income Taxes	(955,000)	1,017,000
Net Income (Loss)	$ (1,360,000)	$ 3,847,000
Basic & Diluted Earnings (Loss) per Common Share	$ (1.16)	$ 3.29
Dividends Declared per Share	$ 2.40	$ 2.40

Year-End Position

	2001	2000
Total Assets	$ 54,755,000	$ 55,687,000
Working Capital	$ 12,666,000	$ 18,202,000
Current Ratio	1.74 : 1	2.26 : 1
Net Worth	$ 35,963,000	$ 40,112,000
Book Value per Share	$ 30.48	$ 34.18
Common Shares Outstanding	1,179,721	1,173,721


Paul Mueller Company – Springfield, Missouri
Paul Mueller Company – Osceola, Iowa



DANIEL C. MANNA
President

Dear Shareholder,

We incurred a loss for 2001 of $1,360,000, or $1.16 per share, compared to a net income of $3,847,000, or $3.29 per share, for 2000. We had expectations of better performance for 2001 in spite of the economic conditions at the end of 2000, but we underestimated the impact of the recession and its effects on our markets when preparing our plan for 2001.

The most significant factor contributing to the disappointing performance for 2001 was the decrease in sales of about $10,900,000 compared to the prior year. The economic climate during 2001, both domestically and internationally, had a devastating effect on our results for the year. We began 2001 with a backlog that was 8% less than the prior year, followed by order entry of $88,900,000 for 2001, which was 11% less than 2000. As a result, our financial performance suffered.

We recorded significant sales declines in our largest segments, Industrial Equipment and Dairy Farm Equipment; and although we were able to record an increase in sales in Field Fabrication, our newest segment, it was not sufficient to offset the declines recorded by the other two segments.

Dairy Farm Equipment sales for 2001 decreased 24% to $18,116,000. With the average price of milk 34% higher during 2001 as compared to 2000, we would have expected an increase in Dairy Farm Equipment sales. However, the need for increased milk-cooling and storage capacity was negated by a reduction in milk production during 2001; and the very high cost of replacement heifers limited the expansion of dairy farm operations and the need for additional milk-cooling and storage capacity. Also, very aggressive pricing by a competitor during 2001 adversely affected our market share. Furthermore, the backlog of Dairy Farm Equipment at the beginning of 2001 was $1,759,000, a 72% decrease from the prior year.

Our international business also suffered and export sales of Dairy Farm Equipment declined by 30% during 2001 as the strength of the U.S. dollar and the worldwide recession hampered sales. Also, the outbreak of foot-and-mouth disease in Europe, a key market, within the first few months of 2001 effectively eliminated sales to that area for virtually all of last year.

Sales for the Industrial Equipment segment were $64,519,000 for 2001, which represented a decrease of 13% compared to the prior year. We began 2001 with a backlog that was about $9,700,000, or 35%, less than the prior year. Compounding the problem, the recession had a significant adverse impact on capital expenditures during 2001, and our order entry declined by 7% from the prior year. Our competitors responded to the economic situation with particularly aggressive pricing strategies, which contributed to reduced sales volume and reductions in margins and profitability. Additionally, some significant orders were cancelled by customers, which adversely affected our shop workload and sales. Customer delays in releasing projects during the year and a low overall workload adversely affected our efficiency in the shop, which contributed to poor margins.

On a positive note, our newest segment, Field Fabrication, recorded an increase in sales from $7,374,000 during 2000 to $15,698,000 for 2001. We were fortunate to begin the year with a backlog of $12,226,000, which included some significant projects that contributed to the increase in sales. The higher level of sales was the primary reason for the improvement in profitability for the segment.

Looking forward to 2002, current economic conditions in the domestic Dairy Farm Equipment market remain similar to those encountered during 2001. Milk production is expected to increase slightly during 2002 due to continuing favorable feed costs. However, the cost of replacement heifers is expected to remain sufficiently high to discourage dairymen from increasing herd sizes in order to increase milk production. The average milk price in the domestic market is also expected to be lower during 2002 as compared to 2001. Although the backlog of Dairy Farm Equipment at December 31, 2001, was higher compared to the beginning of 2001, the lower milk price projected for 2002 and the high cost of replacement cows are expected to have a dampening effect on the market and will reduce the likelihood that domestic sales for 2002 will reach the level achieved in 2001.

Regarding export opportunities, the strength of the dollar against other currencies is a continuing obstacle to sales. Regardless, we are optimistic of achieving an increase in export sales of Dairy Farm Equipment for 2002, as foot-and-mouth disease is being brought under control in Europe, which will provide greater market opportunity. Also, we see potential for increased sales in Asia, Mexico, and South Africa.

There are early indications that a gradual recovery for the U.S. economy is underway, and the overall growth rate is projected to be somewhat higher than in the prior year. However, the capital expenditure growth rate for 2002 is expected to again decline as it did in 2001. Accordingly, we anticipate continuing competitive conditions particularly for processing equipment, which is our largest product line within the Industrial Equipment segment.

On a positive note, the backlog for the Industrial Equipment segment at the beginning of 2002 was $25,222,000, or an increase of $7,500,000 over the prior year. The increase is primarily related to our biopharmaceutical systems products, as many firms in the pharmaceutical and biotechnology industries continue to expand their operations due to the ongoing development and introduction of new drugs.

Likewise, I am pleased to report that our Field Fabrication segment performed well during 2001. However, we began 2002 with a very low backlog; and although we believe we will have the opportunity to bid on several large projects during 2002, the timing of order entry will be critical. We must secure some significant projects in the near term if we expect to duplicate the performance achieved during 2001.

The price of stainless steel remained relatively stable during 2001. However, steel producers have been particularly hard hit by the 2001 recessionary environment and low-priced foreign stainless steel. Accordingly, we expect the mills to push for price increases should the economy strengthen as predicted. However, it does not appear that steel prices will increase to the extent of adversely affecting market conditions during 2002.

Although 2001 was a difficult year, there were positive developments that will provide us the opportunity for additional future business.

During 2000, we completed and shipped to Biogen, one of our most important biotechnology customers, a large fluid-handling system as part of a modular construction project for a new biotechnology plant. The modular construction approach proved very successful for Biogen in terms of controlling cost and reducing the overall time required for new plant startup.

In the past year, we were honored to receive another order from Biogen for a similar large modular assembly in support of a plant expansion project. We view this as an important confirmation of our ability to successfully meet the highest biotechnology industry standards and performance expectations for such complex engineering and precision fabrication.

Currently, there is a great deal of interest among our other biopharmaceutical customers in utilizing modular construction of fluid-processing systems as a means of reducing the time required for new plant construction or expansion. In fact, industry research reports indicate that, over the next few years, the demand for modular construction could potentially outstrip the manufacturing capacity of qualified module suppliers.

Given our unique combination of engineering and manufacturing skills and extensive manufacturing facilities, we believe we are particularly well positioned to benefit from the growing demand for modular construction. Currently, we are working closely with several of our major biopharmaceutical customers formulating proposals for extensive modular construction projects. We are optimistic that we may be selected to participate in several of these projects that, given the magnitude, have the potential to substantially contribute to order entry this year.

Also as mentioned earlier, last year was another successful year for our Field Fabrication segment, as sales increased to $15,698,000 for 2001. We have successfully demonstrated our ability to undertake major field-fabrication projects in the beverage, food, chemical, and pharmaceutical industries. New process-plant construction projects typically involve both factory-built and field-fabricated process and storage vessels; and we believe we are positioned for increased business opportunities by providing a broad range of services to customers. On one large field-fabrication project completed in the U.S. last year, we worked cooperatively with our joint-venture company, Mueller Montaña de México, S.A. de C.V. The engineering and fabrication expertise of Mueller Montaña contributed to the successful completion of the project. While we did not necessarily envision this type of cooperation at the time the joint venture was established, we are gratified to see such mutually beneficial cooperation develop.

We were also able to expand our heat transfer product offering during 2001 when we acquired the equipment to manufacture additional types of heat exchangers from a competitor. In addition to acquiring the equipment and expanding our product offering, we obtained a supply agreement under which we will supply heat exchangers to the seller on an exclusive basis under a four-year agreement. Our heat transfer products group has always been a consistent contributor to the profitability of the Company. This agreement allows us to expand our product offering in the heat transfer area and, at the same time, utilize the technology we obtained to manufacture heat transfer surface for use in our own tanks and vessels.

During 2001, we were able to reach an agreement on a new labor contract with the Sheet Metal Workers International Association – Local No. 208. As you may recall, the previous contract expired in 1994, and we had been working without a contract since that date. The International Union called a strike in July 1995, which finally ended in December 2000. The new labor contract, effective April 7, 2001, covers three years and includes all the provisions of our last and final offer. In management's view, our new contract is serving us well, as it provides the latitude for effective management of the workforce, while fostering a harmonious work environment.

We believe that 2002 will present some significant challenges. The current economic climate is not particularly favorable for our three segments, and it is difficult to project when the industries we serve will resume more normal levels of capacity utilization and capital expenditures. On the other hand, we see the biopharmaceutical industry as a strong market over the next several years for the types of equipment that we are well suited to design and build. With the large number of drugs that are in various stages of development, we have seen an increasing demand for construction of biopharmaceutical facilities, and we believe this offers us the opportunity for increased business.

In summary, we were not pleased with our results for 2001; and in spite of forecasts of an improving economy, we expect our principal markets will lag unless there is a very brisk recovery from the recession. Without a doubt, this will put continued pressure on 2002 results.

We have the potential of achieving significantly higher order entry in 2002, largely due to our favorable competitive position in the very active biopharmaceutical equipment market. This would lead to an increase in sales and to more favorable financial performance. Our challenge in the short term will be to improve our profitability in the face of the current lackluster market conditions as we build momentum through the year.

The continued support of our shareholders through this difficult period is very much appreciated and has served to strengthen the commitment and resolve of the entire management team and all employees of the Company to produce the favorable financial results that our shareholders expect and deserve.

Daniel C. Manna

Daniel C. Manna
President

March 2002

Corporate Profile

Paul Mueller Company, headquartered in Springfield, Missouri, was incorporated in 1946. For over half a century, we have been building a reputation as a manufacturer of high-quality stainless steel tanks and industrial processing equipment that makes the customer's process smoother, faster, and more reliable. Our philosophy is simple: we are committed to meeting and exceeding our customer's expectations of value by providing quality equipment and excellent service.

Paul Mueller Company has grown to occupy 950,000 square feet of manufacturing space in two manufacturing facilities located in Springfield, Missouri, and Osceola, Iowa. Mueller products are used in over 100 countries worldwide on dairy farms and in a wide variety of industrial applications, including food and beverage processing, pharmaceutical and chemical processing, water distillation, heat transfer, HVAC, heat recovery, process cooling, and thermal energy storage.

Transportation of the Company's products and backhauls of material and components are handled by a wholly owned subsidiary, Mueller Transportation, Inc. Field fabrication, erection, and installation services are provided by Mueller Field Operations, Inc., another wholly owned subsidiary. Mueller Montaña de México, S.A. de C.V., a 50%-owned joint venture, provides a presence for processing equipment in the Mexican market.

MUELLER®

Stainless Steel®

Consolidated Statements of Income
For the Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Net Sales	$ 94,288,219	$ 105,182,134	$ 95,176,678
Cost of Sales	78,071,436	81,794,464	73,816,360
Gross profit	$ 16,216,783	$ 23,387,670	$ 21,360,318
Selling, General & Administrative Expenses	18,912,525	18,871,090	18,261,099
Operating income (loss)	$ (2,695,742)	$ 4,516,580	$ 3,099,219
Other Income (Expense):			
Interest income	$ 199,079	$ 293,708	$ 322,327
Interest expense	(25,218)	(12,191)	(10,054)
Other, net	306,045	(10,912)	(908,543)
	$ 479,906	$ 270,605	$ (596,270)
Income (loss) before provision (benefit) for income taxes	$ (2,215,836)	$ 4,787,185	$ 2,502,949
Provision (Benefit) for Income Taxes	(955,000)	1,017,000	577,000
Income (Loss) before Equity in Income (Loss) of Joint Venture	$ (1,260,836)	$ 3,770,185	$ 1,925,949
Equity in Income (Loss) of Joint Venture	(99,004)	77,212	(55,290)
Net Income (Loss)	$ (1,359,840)	$ 3,847,397	$ 1,870,659
Basic & Diluted Earnings (Loss) per Common Share	$(1.16)	$ 3.29	$ 1.60

The accompanying notes are an integral part of these consolidated statements.

Consolidated Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,920,896	$ 667,441
Available-for-sale investments, at market	–	581,904
Accounts and notes receivable, less reserve for doubtful accounts of $382,106 in 2001 and $689,831 in 2000	17,302,194	18,909,688
Inventories: Raw materials and components	$ 6,236,034	$ 7,641,574
Work-in-process	2,119,275	2,912,549
Finished goods	1,208,613	1,439,322
	$ 9,563,922	$ 11,993,445
Prepayments	922,649	458,474
Total Current Assets	$ 29,709,661	$ 32,610,952
Property, Plant and Equipment (at cost):		
Land and land improvements	$ 3,536,335	$ 3,504,825
Buildings	14,115,075	13,850,962
Shop equipment	35,238,740	31,379,957
Transportation, office, and other equipment	12,948,095	13,298,617
Construction-in-progress	511,748	779,497
	$ 66,349,993	$ 62,813,858
Less: Accumulated depreciation	45,557,592	43,622,248
	$ 20,792,401	$ 19,191,610
Other Assets	4,253,247	3,884,489
	$ 54,755,309	$ 55,687,051
Liabilities and Shareholders' Investment		
Current Liabilities:		
Accounts payable	$ 4,524,653	$ 4,619,653
Accrued expenses –		
Income taxes	286,220	216,964
Payroll and benefits	3,199,109	2,475,626
Vacations	2,485,552	2,373,643
Other	974,249	793,516
Advance billings	5,574,042	3,929,838
Total Current Liabilities	$ 17,043,825	$ 14,409,240
Other Long-Term Liabilities	1,748,160	1,165,755
Contingencies		
Shareholders' Investment:		
Common stock, par value $1 per share – Authorized 20,000,000 shares – Issued 1,354,325 shares in 2001 and 1,348,325 shares in 2000	$ 1,354,325	$ 1,348,325
Preferred stock, par value $1 per share – Authorized 1,000,000 shares – No shares issued	–	–
Paid-in surplus	4,661,932	4,493,932
Retained earnings	32,812,385	36,999,955
	$ 38,828,642	$ 42,842,212
Less: Treasury stock, 174,604 shares in 2001 and in 2000, at cost	2,561,987	2,561,987
Deferred compensation	234,538	126,588
Accumulated other comprehensive loss	68,793	41,581
	$ 35,963,324	$ 40,112,056
	$ 54,755,309	$ 55,687,051

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Shareholders' Investment
For the Years Ended December 31, 2001, 2000, and 1999

	Common Stock	Paid-in Surplus	Retained Earnings	Treasury Stock	Deferred Compen-sation	Accumulated Other Com-prehensive Loss	Total
Balance – 12-31-1998	$ 1,342,325	$ 4,306,728	$ 36,913,240	$ (2,554,033)	$ –	$ –	$ 40,008,260
Add (Deduct):							
Net income	–	–	1,870,659	–	–	–	1,870,659
Other comprehensive income, net of tax:							
Unrealized net loss on investments	–	–	–	–	–	(66,066)	(66,066)
Foreign currency translation adjustment	–	–	–	–	–	(12,926)	(12,926)
Comprehensive income	–	–	–	–	–	–	$ 1,791,667
Dividends, $2.40 per common share	–	–	(2,814,050)	–	–	–	(2,814,050)
Restricted stock issued	6,000	189,000	–	–	(195,000)	–	–
Amortization	–	–	–	–	22,750	–	22,750
Balance – 12-31-1999	$ 1,348,325	$ 4,495,728	$ 35,969,849	$ (2,554,033)	$ (172,250)	$ (78,992)	$ 39,008,627
Add (Deduct):							
Net income	–	–	3,847,397	–	–	–	3,847,397
Other comprehensive income, net of tax:							
Unrealized net gain on investments	–	–	–	–	–	49,705	49,705
Foreign currency translation adjustment	–	–	–	–	–	(12,294)	(12,294)
Comprehensive income	–	–	–	–	–	–	$ 3,884,808
Dividends, $2.40 per common share	–	–	(2,817,291)	–	–	–	(2,817,291)
Restricted stock forfeiture	–	(1,796)	–	(7,954)	7,800	–	(1,950)
Amortization	–	–	–	–	37,862	–	37,862
Balance – 12-31-2000	$ 1,348,325	$ 4,493,932	$ 36,999,955	$ (2,561,987)	$ (126,588)	$ (41,581)	$ 40,112,056
Add (Deduct):							
Net (loss)	–	–	(1,359,840)	–	–	–	(1,359,840)
Other comprehensive income, net of tax:							
Unrealized net gain on investments	–	–	–	–	–	16,361	16,361
Foreign currency translation adjustment	–	–	–	–	–	25,316	25,316
Additional pension expense	–	–	–	–	–	(68,889)	(68,889)
Comprehensive (loss)	–	–	–	–	–	–	$ (1,387,052)
Dividends, $2.40 per common share	–	–	(2,827,730)	–	–	–	(2,827,730)
Restricted stock issued	6,000	168,000	–	–	(174,000)	–	–
Amortization	–	–	–	–	66,050	–	66,050
Balance – 12-31-2001	$ 1,354,325	$ 4,661,932	$ 32,812,385	$ (2,561,987)	$ (234,538)	$ (68,793)	$ 35,963,324

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash Flows from Operating Activities:			
Net income (loss)	$ (1,359,840)	$ 3,847,397	$ 1,870,659
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity in loss (income) of joint venture	99,004	(77,212)	55,290
Bad debt expense	107,818	9,980	13,579
Depreciation and amortization	3,134,742	2,818,314	2,914,562
(Gain) on sales of equipment	(42,760)	(89)	(7,878)
Changes in assets and liabilities –			
Decrease in interest receivable	680	26,564	49,298
Decrease (increase) in accounts and notes receivable	1,499,676	(108,296)	(2,794,813)
Decrease (increase) in inventories	2,429,523	(934,863)	(745,849)
(Increase) decrease in prepayments	(464,175)	132,259	(86,323)
(Increase) decrease in other assets	(186,544)	(107,854)	173,866
(Decrease) increase in accounts payable	(95,000)	1,135,491	406,970
Increase (decrease) in accrued expenses	737,996	721,976	(1,240,724)
Increase (decrease) in advance billings	1,644,204	(2,661,316)	2,077,630
Increase (decrease) in other long-term liabilities	582,405	(277,680)	241,254
Net Cash Provided by Operating Activities	$ 8,087,729	$ 4,524,671	$ 2,927,521
Cash Flows (Requirements) from Investing Activities:			
Proceeds from maturities of investments	$ 607,194	$ 4,416,132	$ 9,814,379
Purchases of investments	–	(2,650,007)	(7,010,016)
Investment in joint venture	–	–	(1,082,793)
Proceeds from sales of equipment	290,358	4,375	26,920
Additions to property, plant, and equipment	(4,904,096)	(3,510,375)	(2,520,085)
Net Cash (Required) by Investing Activities	$ (4,006,544)	$ (1,739,875)	$ (771,595)
Cash Flows (Requirements) from Financing Activities:			
Dividends paid	$ (2,827,730)	$ (2,817,291)	$ (2,814,050)
Net Cash (Required) by Financing Activities	$ (2,827,730)	$ (2,817,291)	$ (2,814,050)
Net Increase (Decrease) in Cash	$ 1,253,455	$ (32,495)	$ (658,124)
Cash and Cash Equivalents at Beginning of Year	667,441	699,936	1,358,060
Cash and Cash Equivalents at End of Year	$ 1,920,896	$ 667,441	$ 699,936

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements
December 31, 2001, 2000, and 1999

(1) Summary of Accounting Policies:

Lines of Business and Principles of Consolidation – Paul Mueller Company ("Company") specializes in the manufacture of high-quality stainless steel tanks and industrial processing equipment. The Company serves the food, beverage, chemical, pharmaceutical and other process industries, and the dairy farm market. The financial statements include the accounts of the Company and its wholly owned subsidiaries: Mueller Transportation, Inc., and Mueller Field Operations, Inc. ("Companies"). The dissolution of Mueller International Sales Corporation, a wholly-owned Foreign Sales Corporation, was completed on July 27, 2001. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Joint Venture – On August 17, 1999, the Company established a joint venture when it acquired 50% of the common stock of Mueller Montaña de México, S.A. de C.V. ("Mueller Montaña"), a Mexican fabricator of processing equipment, for a price of $1,083,000. One-half of the price was a contribution to the capital of Mueller Montaña for the benefit of all shareholders and the balance was paid to former shareholders. The investment is accounted for under the equity method and is included in other assets on the Consolidated Balance Sheets.

Revenue Recognition and Retainages – Revenue from sales of fabricated products is recognized upon passage of title to the customer. Passage of title may occur at the time of shipment from the Company's dock, at the time of delivery to the customer's location, or when tanks are completed in the field and accepted by the customer. For large multi-unit projects that are fabricated in the plant or in the field, revenue is recognized under the units-of-delivery method, which is a modification of the percentage-of-completed method of accounting for contracts. The units-of-delivery method recognizes as revenue the contract price of units completed and shipped or delivered to the customer (as determined by the contract) or completed and accepted by the customer for field-fabrication projects. Contracts with some customers provide for a portion of the sales amount to be retained by the customer for a period of time after completion of the contract. Retainages included in Accounts Receivable were $1,362,900 at December 31, 2001, and $852,600 at December 31, 2000.

Inventories – The Company's inventories are recorded at the lower of cost on a last-in, first-out ("LIFO") basis or market. Cost of subsidiary inventories is determined on a first-in, first-out ("FIFO") method; and they are not significant to the Consolidated Financial Statements. Cost includes material, labor, and manufacturing burden required in the production of products.

Under the FIFO method of accounting, which approximates current cost, Company inventories would have been $5,873,528, $6,756,721, and $6,282,819 higher than those reported at December 31, 2001, 2000, and 1999, respectively.

A reduction in inventory quantities during 2001 resulted in liquidation of LIFO quantities recorded at higher costs prevailing in prior years as compared with the cost of 2001 purchases. The effect was to increase cost of sales, which decreased net income by $10,600, or $0.01 per share.

Research and Development – Research and development expenses are charged to expense as incurred and were $981,600 in 2001, $1,044,800 in 2000, and $1,100,000 in 1999.

Depreciation Policies – The Companies provide for depreciation expense using principally the double-declining-balance method for new items and the straight-line method for used items. The economic useful lives for the more significant items within each property classification are as follows:

	Years
Buildings	40
Land improvements	10 – 20
Shop equipment	5 – 10
Transportation, office, and other equipment	3 – 10

Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired are removed from the accounts, and any resulting gains or losses are reflected in net income currently.

Earnings per Common Share – The following table sets forth the computation of basic and diluted earnings per common share:

	2001	2000	1999
Net income (loss)	$ (1,359,840)	$ 3,847,397	$ 1,870,659
Shares for basic earnings per common share – Weighted average shares outstanding	1,168,021	1,168,021	1,168,021
Effect of restricted stock issued	–	220	254
Shares for diluted earnings per common share – Adjusted weighted average shares outstanding	1,168,021	1,168,241	1,168,275
Basic earnings (loss) per common share	$(1.16)	$ 3.29	$ 1.60
Diluted earnings (loss) per common share	$(1.16)	$ 3.29	$ 1.60

Comprehensive Income – The components of comprehensive income for the years ended December 31, 2001 and 2000, were as follows:

	2001	2000
Unrealized net gain on investments	$ 25,970	$ 78,897
Tax provision	9,609	29,192
Unrealized net gain on investments, net of tax	$ 16,361	$ 49,705
Foreign currency translation adjustment	$ 40,185	$ (19,515)
Tax provision (benefit)	14,869	(7,221)
Foreign currency translation adjustment, net of tax	$ 25,316	$ (12,294)
Additional pension expense	$ (109,348)	$ –
Tax (benefit)	(40,459)	–
Pension expense, net of tax	$ (68,889)	$ –
Other comprehensive (loss) income	$ (27,212)	$ 37,411

Investments – The Company classifies its investments as available-for-sale and records them at market value. The investments are a part of the Company's asset/liability management program and may be sold in response to capital or liquidity needs. Available-for-sale investments on the accompanying Consolidated Balance Sheets at December 31, 2001 and 2000, include:

	2001	2000
Taxable bond fund	$ –	$ 581,224
Accrued interest	–	680
	$ –	$ 581,904

Unrealized holding gains and losses were not material at December 31, 2000, and there were no significant realized gains or losses during 2001, 2000, or 1999.

Statements of Cash Flows – For purposes of the Consolidated Statements of Cash Flows, the Company considers investments with a maturity of three months or less to be cash equivalents.

Interest and income tax payments for each of the three years during the period ended December 31, 2001, were as follows:

	2001	2000	1999
Interest payments	$ 25,200	$ 12,200	$ 10,000
Income tax payments	$ 129,200	$ 1,053,200	$ 139,000

Shareholders' Investment – The following table sets forth the analysis of common stock issued and held as treasury stock:

	Shares	
	Common Stock Issued	Treasury Stock
Balance, December 31, 1998	1,342,325	174,304
Restricted stock issued	6,000	–
Balance, December 31, 1999	1,348,325	174,304
Restricted stock forfeiture	–	300
Balance, December 31, 2000	1,348,325	174,604
Restricted stock issued	6,000	–
Balance, December 31, 2001	1,354,325	174,604

Reclassification – The results for 2001, 2000, and 1999 reflect the adoption of Financial Accounting Standards Board's Emerging Issues Task Force (EITF) Pronouncement No. 00-10, "Accounting for Shipping and Handling Fees and Costs." This pronouncement requires that shipping and handling costs (freight) be included within net sales. The effect of adopting this pronouncement increased net sales by $2,547,829, $2,907,708, and $2,530,079 for the years ended December 31, 2001, 2000, and 1999, respectively. The same amounts disclosed above for each year presented were included as freight expense within cost of sales.

(2) Retirement Plans:

The Company has a Profit Sharing and Retirement Savings Plan [401(k) plan] in which substantially all employees are eligible to participate. The plan provides for a match of employees' contributions up to a specified limit. The plan also has a profit-sharing feature whereby an additional match is made if net income reaches predetermined levels established annually by the Board of Directors. The assets of the plan are deposited with a trustee and are invested at the employee's option in one or more investment funds. Contributions to the plan were $381,000 for 2001, $502,200 for 2000, and $422,200 for 1999.

The Company has pension plans covering substantially all employees. Benefits under the plans are based either on final average pay or a flat benefit formula.

Total pension expense under the plans was $908,100 in 2001, $348,500 in 2000, and $723,300 in 1999. Management's policy is to fund pension contributions that are currently deductible for tax purposes.

The following table sets forth the required disclosures for the pension plans at December 31, 2001 and 2000:

	2001	2000
Change in Benefit Obligation –		
Benefit obligation at beginning of year	$ 36,462,400	$ 30,723,500
Service cost	1,177,500	1,040,300
Interest cost	2,776,500	2,499,000
Actuarial loss	2,332,700	3,610,200
Benefits paid and expenses	(1,626,500)	(1,410,600)
Benefit obligation at end of year	$ 41,122,600	$ 36,462,400
Change in Plan Assets –		
Fair value of plan assets at beginning of year	$ 38,381,800	$ 38,179,900
Actual return on plan assets	(888,200)	829,400
Employer contribution	407,600	783,100
Benefits paid and expenses	(1,626,500)	(1,410,600)
Fair value of plan assets at end of year	$ 36,274,700	$ 38,381,800
Reconciliation –		
Funded status	$ (4,847,900)	$ 1,919,400
Unrecognized net actuarial loss (gain)	4,125,800	(2,270,400)
Unrecognized transition (asset)	–	(109,400)
Unrecognized prior service cost	1,322,800	1,550,900
Prepaid benefit cost	$ 600,700	$ 1,090,500

	2001	2000	1999
Components of Pension Expense –			
Service cost	$ 1,177,500	$ 1,040,300	$ 1,234,400
Interest cost	2,776,500	2,499,000	2,332,200
Expected return on plan assets	(3,155,300)	(2,948,700)	(2,712,500)
Amortization of transition (asset)	(109,400)	(350,500)	(350,500)
Amortization of prior service cost	220,200	220,200	220,200
Recognized net actuarial (gain)	(1,400)	(111,800)	(500)
Pension expense	$ 908,100	$ 348,500	$ 723,300

Prepaid pension assets of $2,471,000 and $2,510,200 at December 31, 2001 and 2000, respectively, are included in other assets on the accompanying Consolidated Balance Sheets. Pension liabilities of $2,228,000 and $1,419,700 at December 31, 2001 and 2000, respectively, are included in current and other long-term liabilities on the accompanying Consolidated Balance Sheets. For one of the pension plans included in the table above, the benefit obligation was $26,576,200 and the fair value of plan assets was $20,865,700 as of December 31, 2001.

The weighted average expected long-term rate of return on plan assets used in the determination of annual pension expense was 8.5% for 2001, 2000, and 1999. The weighted average assumed discount rate used to measure the benefit obligation was 7% at December 31, 2001, and 7.5% at December 31, 2000. The assumed rate of compensation increase used to measure the benefit obligation was 4.25% at December 31, 2001 and 2000, for the applicable plan.

(3) Income Taxes:

The (benefit) provision for taxes on income from operations includes:

	2001	2000	1999
Current tax (benefit) expense	$ (852,200)	$ 1,006,600	$ 201,600
Deferred, net	(102,800)	10,400	375,400
	$ (955,000)	$ 1,017,000	$ 577,000

The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized in the Consolidated Financial Statements. Net deferred tax assets of $89,600 at December 31, 2001, and net deferred tax liabilities of $20,200 at December 31, 2000, are included on the accompanying Consolidated Balance Sheets. Components of the deferred tax assets and liabilities as of December 31 are as follows:

	2001	2000
Deferred Tax Assets:		
Insurance	$ 170,500	$ 112,500
Vacation	817,200	828,000
Warranty	20,400	20,400
Doubtful accounts	142,400	117,500
Healthcare benefits	165,600	188,200
Other	151,200	150,100
	$ 1,467,300	$ 1,416,700
Deferred Tax Liabilities:		
Depreciation	$ 1,036,000	$ 946,500
Pensions	314,800	438,200
Other	26,900	52,200
	$ 1,377,700	$ 1,436,900

A reconciliation between the statutory federal income tax rate (34%) and the effective rate of income tax expense for each of the three years during the period ended December 31, 2001, follows:

	2001 Amount	2001 %	2000 Amount	2000 %	1999 Amount	1999 %
Statutory federal income tax (benefit) expense	$ (753,400)	(34.0)	$1,627,600	34.0	$ 851,000	34.0
Increase (decrease) in taxes resulting from:						
Tax credits	(244,800)	(11.1)	(602,700)	(12.6)	(261,100)	(10.4)
FSC exempt income	–	–	(104,700)	(2.2)	(98,400)	(3.9)
State tax, net of federal benefit	(25,800)	(1.2)	48,600	1.0	49,500	2.0
Other, net	69,000	3.2	48,200	1.0	36,000	1.4
	$ (955,000)	(43.1)	$1,017,000	21.2	$ 577,000	23.1

As of December 31, 2001, tax credit carryforwards of approximately $62,000 are available to offset future federal income taxes and can be utilized over the next nineteen years. Tax credit carryforwards of approximately $68,000 are available to offset future state income taxes and can be utilized over the next four years. The Company expects to generate future taxable income sufficient to utilize these credits.

(4) Lawsuit Settlement:

The Company was the defendant in a breach-of-contract/breach-of-warranty lawsuit concerning reactor vessels sold in 1992 in Tarrant County, Texas (Alcon Laboratories, Inc., versus Paul Mueller Company). As a result of a trial that ended in September 1997, the Company received an adverse decision; and the final judgment awarded damages, interest, and attorney's fees totaling $1,700,000 to the plaintiff. The decision also provided that interest at 10% compounded annually would accrue on the judgment amount until paid.

Management believed the decision was incorrect and, based on the advice of legal counsel, appealed the decision. A decision on the appeal was rendered by the Court of Appeals on May 27, 1999, and the trial court's decision was upheld. After consultation with legal counsel, the Company decided not to pursue an additional appeal.

On June 21, 1999, the Company was able to reach a settlement with Alcon Laboratories, Inc., in the amount of $1,875,000. As a result of the settlement, the Company increased its reserve for the lawsuit. The addition to the reserve was $734,000, and it is included in other, net on the Consolidated Statements of Income. Payment was made during the second quarter of 1999 to fully satisfy the liability for the lawsuit.

(5) Contingencies:

The Company is involved in legal proceedings incident to the conduct of its business. It is management's opinion that none of these matters will have a materially adverse effect on the consolidated financial position, results of operations, or cash flows.

The Company employs nearly 900 people, of which approximately 400 are represented by the Sheet Metal Workers Union. The International Union called a strike in July 1995, which ended in December 2000. However, two cases involving minor issues remain before the National Labor Relations Board, and the final determination of these cases may take a year. Management believes, based on evaluation by counsel, that there is no material financial exposure to the Company.

(6) Segment Data:

The Company has three reportable segments: Industrial Equipment, Dairy Farm Equipment, and Field Fabrication. The Field Fabrication segment has been set out separately, and the activities were previously included in the Industrial Equipment segment. The Industrial Equipment segment includes sales of the following products directly to industrial customers: food, beverage, chemical, and industrial processing equipment; industrial heat-transfer equipment; biopharmaceutical equipment; pure water equipment; thermal-energy storage equipment; and commercial refrigeration equipment. Dairy Farm Equipment segment sales are made to independent dealers for resale and include milk-cooling and storage equipment and accessories, refrigeration units, and heat-recovery equipment for use on dairy farms. The Field Fabrication segment includes sales of very large, field-fabricated tanks and vessels that cannot be built and shipped from the plant. Typical projects are large stainless steel storage tanks for sanitary and industrial process applications.

Management evaluates performance and allocates resources based on operating income or loss before income taxes. The accounting policies of the reportable segments are the same as those described in Summary of Accounting Policies in Note 1 to these Consolidated Financial Statements.

Reportable segments are managed separately because they offer different products and serve different markets. Industrial Equipment products have been aggregated because they are designed and built to a customer's specifications and they use common processes and resources in the manufacturing operation. Similar economic conditions affect the long-term financial performance of the product lines included in the Industrial Equipment segment. The Dairy Farm Equipment segment includes standard products that are built to stock and are available for sale from inventory. The demand for Dairy Farm Equipment products is affected by the economic factors that influence the profitability of dairy farmers. The Field Fabrication segment uses different skills and fabrication methods and requires different technology and expertise than other segments.

Net sales include revenues from sales to unaffiliated and affiliated customers before elimination of intersegment sales. Intersegment eliminations are primarily sales from the Industrial Equipment segment to the Field Fabrication segment.

The Other/Corporate classification includes other revenues, unallocated corporate assets and expenses, and corporate other income (expense).

2001	Dairy Farm Equipment	Industrial Equipment	Field Fabrication	Other / Corporate	Intersegment Eliminations	Consolidated
Net sales	$ 18,115,792	$ 64,518,777	$ 15,697,746	$ 3,211,350	$ (7,255,446)	$ 94,288,219
Depreciation and amortization expense	$ 404,460	$ 2,235,208	$ 227,319	$ 267,755	$ –	$ 3,134,742
Income (loss) before income tax	$ 1,332,460	$ (5,299,517)	$ 1,099,587	$ 651,634	$ –	$ (2,215,836)
Assets	$ 10,366,558	$ 33,788,865	$ 2,355,261	$ 8,244,625	$ –	$ 54,755,309
Additions to property, plant & equipment	$ 322,723	$ 4,279,359	$ 217,368	$ 84,646	$ –	$ 4,904,096

2000	Dairy Farm Equipment	Industrial Equipment	Field Fabrication	Other / Corporate	Intersegment Eliminations	Consolidated
Net sales	$ 23,818,217	$ 74,139,464	$ 7,374,242	$ 3,381,864	$ (3,531,653)	$ 105,182,134
Depreciation and amortization expense	$ 426,523	$ 1,949,761	$ 176,712	$ 265,318	$ –	$ 2,818,314
Income before income tax	$ 3,631,087	$ 209,450	$ 492,693	$ 453,955	$ –	$ 4,787,185
Assets	$ 11,610,174	$ 34,463,645	$ 3,013,995	$ 6,599,237	$ –	$ 55,687,051
Additions to property, plant & equipment	$ 299,948	$ 2,517,671	$ 370,352	$ 322,404	$ –	$ 3,510,375

1999	Dairy Farm Equipment	Industrial Equipment	Field Fabrication	Other / Corporate	Intersegment Eliminations	Consolidated
Net sales	$ 23,945,695	$ 64,527,044	$ 6,215,157	$ 2,927,604	$ (2,438,822)	$ 95,176,678
Depreciation and amortization expense	$ 506,491	$ 1,945,715	$ 165,473	$ 296,883	$ –	$ 2,914,562
Income (loss) before income tax	$ 3,174,819	$ (709,270)	$ 500,242	$ (462,842)	$ –	$ 2,502,949
Assets	$ 11,243,877	$ 33,316,532	$ 2,452,566	$ 8,609,793	$ –	$ 55,622,768
Additions to property, plant & equipment	$ 285,793	$ 1,531,605	$ 567,525	$ 135,162	$ –	$ 2,520,085

Revenues from external customers by product category for the three years ended December 31, 2001, were:

	2001	2000	1999
Milk-cooling and storage equipment	$ 15,923,497	$ 21,747,491	$ 21,444,848
Processing equipment	49,565,367	51,657,026	44,006,909
Other industrial equipment	28,799,355	31,777,617	29,724,921
	$ 94,288,219	$ 105,182,134	$ 95,176,678

Revenues from external customers by geographic location are attributed to countries based on the location of the customer and for the three years ended December 31, 2001, were:

	2001	2000	1999
United States	$ 80,701,876	$ 85,852,716	$ 77,826,858
North America (excluding the U.S.)	8,030,006	8,597,638	8,153,251
Asia and the Far East	4,055,619	4,793,788	4,352,378
Central and South America	278,715	4,234,872	2,274,852
Other areas	1,222,003	1,703,120	2,569,339
	$ 94,288,219	$105,182,134	$ 95,176,678

During the years presented, there were no export sales that were in excess of 10% of consolidated sales.

All long-lived assets owned by the Company and its subsidiaries are located in the United States.

During 2001, 2000, and 1999, sales to any one customer were not in excess of 10% of consolidated sales.

(7) Long-Term Incentive Plan:

Under the 1999 Long-Term Incentive Plan (the "Plan"), two types of awards have been provided for executives and key employees: restricted stock and nonqualified stock options. An aggregate of 180,000 shares of common stock can be issued under the Plan, with 55,000 shares being the aggregate maximum number of shares that may be granted as restricted stock.

Under the Plan, 12,000 shares of restricted stock have been granted to certain executives and key employees. Currently, 11,700 shares of restricted stock remain outstanding, and they vest five years after grant. Compensation expense was computed by multiplying the number of shares granted by the fair market value of the common stock on the date of grant. The expense is being recognized ratably over the vesting period.

Nonqualified stock options for 40,800 shares of common stock have been granted; and as of December 31, 2001, nonqualified stock options for 39,800 shares were outstanding. These stock options have an exercise price of $36.00 per share, which was above fair market value on the dates of grant. The options vest and are exercisable five years after the date of grant, and they must be exercised no later than ten years from the date of grant.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to account for employee stock options. Accordingly, no compensation expense has been recognized for nonqualified stock options.

Pro forma net income and earnings-per-share information (as required by SFAS No. 123, "Accounting for Stock-Based Compensation") has been determined as if the Company had accounted for employee stock options under the fair-value method described by SFAS No. 123.

The fair values for these options were estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions for 2001 and 1999, respectively: expected life of option – 7.5 for both years, expected price volatility of the Company's common stock – 64.2% and 53.4%, expected dividend yield – 9.0% and 7.4%, and risk-free interest rate – 4.9% and 5.8%. The fair value of options granted during 2001 and 1999, respectively, was $8.58 and $8.60 per option.

The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. In addition, option pricing models require the input of subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics different from those of traded options, the model, in the opinion of management, does not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options is being amortized to expense ratably over the vesting period. The pro forma disclosures, required by SFAS No. 123, are not likely to be representative of the effects on reported net income or losses for future years. The pro forma information follows:

	2001	2000	1999
Pro forma net income (loss)	$ (1,399,241)	$ 3,825,922	$ 1,856,848
Pro forma earnings (loss) per share –			
Basic	$(1.20)	$ 3.28	$ 1.59
Diluted	$(1.20)	$ 3.27	$ 1.59

(8) Shareholder Rights Plan:

On January 26, 2001, the Board of Directors of the Company adopted an Amended and Restated Rights Agreement ("Rights Agreement") and declared a dividend distribution of one Common Share Purchase Right ("Right") for each share of the Company's common stock outstanding on February 15, 2001. The Rights distributed under the Company's 1991 Rights Agreement expired on January 29, 2001.

The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock (an "Acquiring Person") or announces a tender offer that would result in ownership of 15% or more of the Company's common stock. Initially, each Right will entitle shareholders to buy one share of the Company's common stock at an exercise price of $117.25.

If the Company is acquired in a merger or other business combination and its common stock is changed or exchanged, or if 50% or more of its consolidated assets or earning power is sold, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of the acquiring company's common stock having a market value of twice the exercise price. Also, if an Acquiring Person acquires 15% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common stock of the Company having a market value of twice the exercise price. Under either situation, Rights owned by an Acquiring Person will become null and void.

Prior to acquisition by an Acquiring Person of 15% or more of the Company's common stock, the Rights are redeemable at the option of the independent members (as defined in the Rights Agreement) of the Board of Directors at $0.01 per Right. The Rights will expire on January 29, 2011.

Until a Right is exercised, the holder thereof, as such, has no rights as a shareholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone has no dilutive effect and does not affect reported earnings per share.

Report of Independent Public Accountants

To the Board of Directors of Paul Mueller Company:

We have audited the accompanying consolidated balance sheets of PAUL MUELLER COMPANY (a Missouri corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paul Mueller Company and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Kansas City, Missouri,
February 15, 2002

Paul Mueller Company and Subsidiaries

Selected Financial Data
Five-Year Summary

	2001	2000	1999	1998	1997
Net sales	$ 94,288,219	$ 105,182,134	$ 95,176,678	$ 92,876,967	$ 89,123,684
Net income (loss)	$ (1,359,840)	$ 3,847,397	$ 1,870,659	$ 3,134,301	$ 2,944,540
Basic & diluted earnings (loss) per common share	$ (1.16)	$ 3.29	$ 1.60	$ 2.68	$ 2.52
Common shares outstanding	1,179,721	1,173,721	1,174,021	1,168,021	1,168,021
Dividends declared per common share	$ 2.40	$ 2.40	$ 2.40	$ 2.40	$ 2.40
Total assets	$ 54,755,309	$ 55,687,051	$ 55,622,768	$ 55,137,271	$ 56,547,290
Long-term debt	$ 162,366	$ 162,366	$ 162,366	$ 161,434	$ 161,434
Shareholders' investment	$ 35,963,324	$ 40,112,056	$ 39,008,627	$ 40,008,260	$ 39,677,209
Working capital	$ 12,665,836	$ 18,201,712	$ 18,222,819	$ 19,423,549	$ 20,598,787
Book value per common share	$ 30.48	$ 34.18	$ 33.23	$ 34.25	$ 33.97
Average number of employees	876	870	863	896	887

Financial Highlights by Quarter (Unaudited) and Market and Dividend Information by Quarter For the Years 2001 and 2000

Financial Highlights by Quarter (Unaudited)
(In Thousands, Except Per Share Data)

	Quarter Ended							
	March 31		June 30		September 30		December 31	
	2001	2000	2001	2000	2001	2000	2001 (b)	2000 (c)
Net sales	$ 16,090	$ 23,168	$ 23,746	$ 27,887	$ 27,384	$ 29,418	$ 27,068	$ 24,709
Gross profit (a)	$ 2,338	$ 5,577	$ 4,805	$ 6,198	$ 5,409	$ 6,357	$ 3,665	$ 5,256
Net income (loss)	$ (1,450)	$ 822	$ 241	$ 1,085	$ 502	$ 1,069	$ (653)	$ 871
Basic & diluted earnings (loss) per common share	$(1.24)	$ 0.70	$ 0.21	$ 0.93	$ 0.42	$ 0.92	$(0.55)	$ 0.74

(a) Because the inventory determination under the LIFO method can only be made at the end of each fiscal year based on the inventory levels and costs at that point, interim LIFO determinations must be based on management's estimate of expected year-end inventory levels and costs.

(b) Results for the fourth quarter of 2001 were favorably affected by a LIFO adjustment. The effect of the LIFO adjustment reduced the loss by $52,000, or $0.04 per share.

(c) Net income for the fourth quarter of 2000 was favorably affected by a LIFO adjustment. The effect of the LIFO adjustment increased net income by $779,000, or $0.67 per share.

Market and Dividend Information by Quarter

	2001 Quarter Ended				2000 Quarter Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Market Price of Stock								
High	34	33	35	30 1/2	31	29	29 7/8	29
Low	26	25 1/4	26 1/2	26 3/8	26	21	23 5/8	22 1/2
Cash Dividends								
Declared per share	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60

Paul Mueller Company common stock trades on The Nasdaq Stock Market® under the symbol MUEL, and there are approximately 250 shareholders of record and approximately 600 beneficial shareholders.

The market price data was obtained from The Nasdaq Stock Market.

Management's Discussion and Analysis of Operating Results and Financial Condition

Certain information discussed in the President's message on pages 2 and 3 of this Annual Report and in Management's Discussion and Analysis of Operating Results and Financial Condition contains statements regarding matters that are not historical facts, but rather are forward-looking statements. These statements are based on current financial and economic conditions and current expectations, and they involve risk and uncertainties. Actual future results may differ materially, depending on a variety of factors. These factors, some of which are identified in the discussion accompanying such forward-looking statements, include, but are not limited to, milk prices, feed costs, weather conditions, dairy farm consolidation and other factors affecting the profitability of dairy farmers, the price of stainless steel, actions of competitors, labor strife, the Company's execution of internal performance plans, economic conditions in key export markets, the level of capital expenditures in the U.S. economy, and other changes to business conditions.

Operating Results

Sales – Comparative consolidated sales for the past three years were $94,288,000 in 2001, $105,182,000 in 2000, and $95,177,000 in 1999. The decrease in sales between 2001 and 2000 was the most significant factor contributing to the variance in results between the years.

Sales by segment for the three years ended December 31, 2001, were:

	2001	2000	1999
Dairy Farm Equipment	$ 18,116,000	$ 23,818,000	$ 23,946,000
Industrial Equipment	$ 64,519,000	$ 74,139,000	$ 64,527,000
Field Fabrication	$ 15,698,000	$ 7,374,000	$ 6,215,000

Sales of Dairy Farm Equipment were lower in both the domestic market and the international market during 2001 compared to 2000. Domestic sales were down by 22% from the prior year, while export sales were lower by 30%. This was consistent with the reduction in milk-cooler unit sales, which were down 31% and 34%, respectively.

Although the milk price was very favorable during 2001, other factors contributed to the decrease in domestic sales of Dairy Farm Equipment. The backlog of Dairy Farm Equipment at the beginning of 2001 was $1,759,000, or a decline of 72% from the prior year backlog. Additionally, milk production for 2001 was lower than during 2000 due to weather conditions that adversely affected both the production per cow and the quality of feed available. Also, very aggressive pricing for Dairy Farm Equipment by a competitor during 2001 had an adverse effect on sales. Furthermore, the very high cost of replacement heifers limited the expansion of dairy operations and the need for additional milk-cooling and storage capacity.

The largest factor contributing to the decline in export sales of Dairy Farm Equipment during 2001 as compared to 2000 was the strength of the U.S. dollar. In addition, the outbreak of foot-and-mouth disease in Europe effectively closed those markets for Dairy Farm Equipment for most of 2001. A substantially lower backlog at the beginning of 2001, compared to the previous year backlog, also contributed to lower sales.

Sales of Dairy Farm Equipment were down slightly during 2000 compared to 1999. Domestic sales of Dairy Farm Equipment declined by 7% during 2000, while export sales were higher than during the previous year. The primary factor affecting sales of domestic Dairy Farm Equipment during 2000 was the milk price paid to farmers. Domestic milk production, once again, grew significantly in 2000 after a very strong year in 1999. The effect of the high level of production was a surplus of milk that led to a major decrease in the milk price. The average milk price was 21.5% less during 2000 than during 1999. Although feed prices remained favorable, the reduction in the milk price led to the decline in sales of milk-cooling and storage equipment in the domestic market.

Export sales of Dairy Farm Equipment, on the other hand, experienced an increase of 27% during 2000, with a 35% increase in the number of milk-cooling units sold. The increase in export sales during 2000 was achieved in countries in North America and Asia, where exchange rates were relatively stable. Additionally, expanded market coverage in those countries also contributed to higher sales, as did the significantly higher backlog at the beginning of 2000 versus the beginning of 1999.

For 2002, the average milk price in the domestic market is expected to be lower than the average price for 2001. Milk production is expected to increase slightly due to continuing favorable feed costs. However, the high cost of replacement heifers will continue to limit an increase in herd size and milk production. Although the backlog of Dairy Farm Equipment is higher at December 31, 2001, compared to the beginning of 2001, the lower milk price projected for 2002 is expected to have an adverse effect on order entry and sales and will reduce the likelihood that domestic sales for 2002 will reach the level achieved in 2001. Export sales of Dairy Farm Equipment for 2002 are expected to improve somewhat over 2001 due to the control of foot-and-mouth disease in Europe and increased sales opportunities in Asia, Mexico, and South Africa. However, the strength of the U.S. dollar may adversely affect sales in certain key export markets.

In the domestic Dairy Farm Equipment market, the number of dairy farms continues to decline, as small high-production-cost dairies are being eliminated. This process leaves fewer, but larger, dairy farm operations that will require larger milk-cooling and storage capacity. The Company is well positioned to meet the cooling and storage requirements of this changing marketplace; and any impact on revenues and profitability will depend upon the rate at which farm consolidation continues.

Sales for the Industrial Equipment segment were $64,519,000 for 2001 versus $74,139,000 for 2000, a decline of 13%. The decline in Industrial Equipment sales was due exclusively to the recession that led to a significant reduction in capital expenditures during the past year and an order entry level that was 7% lower for 2001 compared to 2000. The decline was most significant in processing equipment, where projects are competitively bid among several fabricators, and order entry was down by 25%. Conditions were extremely competitive for the projects that were available, which put pressure on prices and margins and adversely affected profitability. Another significant factor affecting 2001 sales was the beginning backlog for the Industrial Equipment segment. Exclusive of shop work for the Field Fabrication segment, the backlog was $17,718,000 as of December 31, 2000, down from $27,434,000 from the prior year-end. The backlog level at the end of 2000 reflected the recessionary conditions that began during the year. The lower starting backlog, coupled with a decrease in order entry for 2001, led to a reduction in sales for the current year compared to the prior year.

For 2000, the Industrial Equipment segment experienced an increase in sales of almost 15%, or approximately $9,600,000. One of the most significant factors affecting sales during 2000 was the large beginning backlog of $27,434,000, exclusive of shop work for the Field Fabrication segment. This represented an increase of 37% over the prior year's beginning backlog. The product lines having the most impact on the increase in sales were pharmaceutical processing equipment and PyroPure™ equipment. Several large pharmaceutical projects were secured during the year, which contributed to the increase in sales. A major portion of PyroPure sales for the year was due to an order that was received during 1999 for a modular fluid-media-handling system for installation in a new biopharmaceutical facility. The project was in excess of $4,000,000 and was completed and delivered to the customer during the third quarter of the year. The successful completion of the project contributed positively to the results for the Industrial Equipment segment during 2000.

Looking forward to 2002, there are predictions that an economic recovery will commence sometime during the year, and the overall growth rate for the U.S. economy is projected to be somewhat higher than during 2001. However, the outlook for capital expenditures remains negative; and the forecasted capital expenditure growth rate for 2002 is again down considerably, as it was during 2001. Very competitive conditions exist for the projects that are available, particularly for processing equipment (our largest product line within the Industrial Equipment segment). We anticipate that this will continue until the economy begins to strengthen. Margins for Industrial Equipment, and particularly for our traditional tank-shop work, will remain under pressure during 2002 because of the economic slowdown. Competitors are aggressively lowering prices to secure work and maintain their market share. Exclusive of shop work for the Field Fabrication segment, the backlog for the Industrial Equipment segment at the beginning of 2002 was $25,222,000, or an increase of $7,500,000 over the prior year. The increase is primarily related to our biopharmaceutical systems products, as many firms in the pharmaceutical and biotechnology industries are continuing to expand their operations.

The price of stainless steel remained relatively stable during 2001. However, surcharges are expected to increase during 2002 due to the recent increase in and the volatility of the market price of nickel, a key material used in the production of stainless steel. There is pressure from the mills to raise the price of stainless steel, and increases are expected by mid-year.

Field Fabrication segment sales for 2001 were $15,698,000, an increase over 2000 when sales were $7,374,000. The primary factor contributing to the increase in sales was the backlog at the beginning of 2001, which was $12,226,000. Also, sales improved during 2000 to $7,374,000 from $6,215,000 for 1999, the first full year for the field-fabrication activities. Sales over the past three years have grown, as customers have recognized the capabilities and skills that are available for field-fabrication projects from Mueller Field Operations, Inc., a wholly owned subsidiary, which comprises the Field Fabrication segment.

Sales for the Field Fabrication segment for 2002 will likely be down from 2001 as the backlog at December 31, 2001 was $318,000. The level of sales for 2002 will depend on both the volume of order entry and the timing, as the length of time from order entry until tanks are completed in the field can be substantial.

Consolidated sales backlog totaled $28,450,000 at December 31, 2001, versus $31,703,000 and $34,533,000 at the end of 2000 and 1999, respectively. The backlog for the Industrial Equipment segment, exclusive of shop work for the Field Fabrication segment, was $25,222,000, $17,718,000, and $27,434,000 at the end of 2001, 2000, and 1999, respectively. The backlog for the Dairy Farm Equipment segment was $2,910,000, $1,759,000, and $6,291,000 at the end of 2001, 2000, and 1999, respectively. Field Fabrication segment backlog was $318,000, $12,226,000, and $808,000 at the end of 2001, 2000, and 1999, respectively. Substantially all of the December 31, 2001, backlog will be shipped during the current year.

Operating Income – A consolidated loss from operations of $2,696,000 was incurred for 2001 versus a consolidated operating income of $4,517,000 for 2000. The major factor contributing to the operating loss was the decrease in sales of approximately $10,900,000. The consolidated gross profit rate for 2001 was 17.2% compared to 22.2% for 2000. The decline in the consolidated gross profit rate was directly related to the lower sales volume, coupled with a significant decrease in the gross margin rate during 2001 compared to 2000. The decline in the gross margin rate was directly related to the very competitive conditions during 2001, particularly in the Industrial Equipment segment. Operating expenses were comparable between 2001 and 2000, and the difference was less than 1%. During 2001, there was a reduction in the LIFO reserve that had the effect of increasing operating income by $883,000. In contrast, during 2000, the LIFO reserve was increased by $474,000, which reduced operating income.

On a segment basis, operating income (loss) was as follows for the three years ended December 31, 2001:

	2001	2000	1999
Dairy Farm Equipment	$ 1,332,000	$ 3,631,000	$ 3,175,000
Industrial Equipment	$ (5,300,000)	$ 209,000	$ (709,000)
Field Fabrication	$ 1,294,000	$ 621,000	$ 675,000

The decrease in operating income for the Dairy Farm Equipment segment during 2001 compared to 2000 was solely related to the decrease in sales volume, as the gross margin rate remained comparable. The significant decline in operating income for the Industrial Equipment segment during 2001 compared to 2000 was directly related to the significant decline in sales of approximately $9,600,000 and a decrease in the gross margin rate. The reduction in sales volume was directly related to the recession in the capital goods market; and the decline in the gross margin rate was directly related to the very competitive pricing conditions. The increase in the operating income of the Field Fabrication segment during 2001 compared to 2000 was solely related to the significant increase in sales volume.

The consolidated operating income for 2000 was $4,517,000 versus $3,099,000 for 1999. The positive effect on profitability of the increased sales volume of $10,005,000 was more than enough to offset the effects of a lower gross margin rate, an unfavorable LIFO provision, and higher operating expenses. The decrease in the gross margin rate was directly related to higher stainless steel prices. Also, during 2000, the LIFO reserve was increased by $474,000, which directly reduced operating income. In contrast, there was a reduction in the required LIFO reserve for 1999, which had the effect of increasing operating income by $1,127,000. Manufacturing burden was also higher for 2000 compared to the prior year, as the variable components of manufacturing burden were greater due to the higher sales volume. Additionally, a much lower work-in-process inventory at December 31, 2000, versus December 31, 1999, contributed to more manufacturing burden being expensed during 2000. Selling, general, and administrative expenses were greater during 2000 compared to 1999, as expenditures were higher for personnel, warranty and service, and consulting.

The improvement in operating income for the Dairy Farm Equipment segment during 2000 compared to 1999 was due to a reduction in operating expenses. The improvement in Industrial Equipment segment operating income during 2000 compared to 1999 was directly related to an increase in sales volume and a slight increase in the gross margin rate. For the Field Fabrication segment, there was a slight decrease in the operating income for 2000 compared to 1999, and this was directly related to a lower gross margin rate, coupled with increased operating expenses.

The profitability of the Industrial Equipment segment is lower than for the other segments, as this segment is more resource-intensive and pricing tends to be very competitive. Generally, all Industrial Equipment projects are engineered to order, and the projects require much greater support from the sales, engineering, and manufacturing areas, as well as a high degree of skill to fabricate. Also, the risks of manufacturing are greater because the products are custom designed and built; and the chance of misinterpretation, errors, and mistakes, in general, is much greater than with our other products. Many of the Industrial Equipment projects are bid among several possible suppliers, which tends to make pricing very competitive.

Inflation is a factor that affects the cost of operations, and the Company seeks ways to minimize the effect on operating results. To the extent permitted by competitive conditions, higher material prices, labor costs, and operating costs are passed on to the customer by increasing prices. The Company uses the LIFO method of accounting for inventories; and under this method, the cost of products sold, as reported in the financial statements, approximates the current replacement cost. Additionally, the Company uses accelerated depreciation methods in charging depreciation expense to current operations, which, to a certain extent, reflects the effect of the increased cost of replacement productive capacity.

Other Income (Expense) – Interest income was $199,000 for 2001 versus $294,000 for 2000. The decline was due to a lower level of investable funds and lower interest rates during 2001 compared to 2000. The 2000 average level of investable funds was lower than 1999, which resulted in lower interest income. Other, net for 2001 was higher than for 2000 due to an increase in miscellaneous income items.

The significant difference between other, net for 2000 and for 1999 was a lawsuit settlement during 1999. The Company was a defendant in a breach-of-contract/breach-of-warranty lawsuit concerning reactor vessels sold in 1992 (Alcon Laboratories, Inc. versus Paul Mueller Company). The Company received an adverse decision at the trial in September of 1997, and the final judgment awarded damages, interest, and attorney's fees totaling $1,700,000 to the plaintiff. The decision also provided that interest, at 10% compounded annually, would accrue on the judgment amount until paid. Management believed the decision was incorrect and, based on advice of legal counsel, appealed the decision. A decision on the appeal was rendered by the Court of Appeals on May 27, 1999, and the trial court's decision was upheld. After consultation with legal counsel, the Company decided not to pursue an additional appeal. On June 21, 1999, the Company was able to reach a settlement with Alcon Laboratories, Inc., in the amount of $1,875,000. As a result of the settlement, the Company increased its reserve in 1999 by $734,000 to fully accrue for its liability.

Provision for Income Taxes – The effective tax rates for 2001, 2000, and 1999 were (43.1%), 21.2%, and 23.1%, respectively; and they were below the statutory rate (34%) due primarily to tax credits and the lower effective tax rate for the foreign sales corporation.

Joint Venture – The Company's share of the loss from the 50%-owned Mexican joint venture for 2001 was $99,000 compared to income of $72,200 for 2000. The variance in income was due to the recessionary conditions in Mexico, which resulted in a decrease in sales. Also, pricing was very competitive; and with a decrease in sales volume, profitability suffered.

For 2000, the results of the joint venture were favorable due to a high level of sales and favorable margins; in contrast, the volume of sales during 1999 was down, as were margins.

Other – The Company and the Sheet Metal Workers Union, Local No. 208, reached agreement on a new labor contract effective April 7, 2001. The new contract extends over three years and includes all of the provisions of the Company's last and final offer. However, two cases involving minor issues as a result of the strike that ended in December 2000 remain pending before the National Labor Relations Board; but management believes, based on an evaluation by counsel, that there is no material financial exposure to the Company.

Financial Condition

Liquidity – Capital Resources – Working capital was $12,666,000 as of December 31, 2001, compared to $18,202,000 as of December 31, 2000. The current ratio, a measure of liquidity, was 1.74 as of December 31, 2001, versus 2.26 as of December 31, 2000. The Company has no significant amount of long-term debt.

Net cash provided by operations was $8,088,000 in 2001 compared to $4,525,000 in 2000 and $2,928,000 in 1999. The 2001 cash flow was primarily attributable to depreciation, decreases in accounts receivable and inventory, and an increase in advance billings. The 2000 cash flow was primarily attributable to net income, depreciation and amortization, and an increase in accounts payable. The 1999 cash flow was primarily attributable to net income, depreciation and amortization, and an increase in advance billings.

Capital expenditures for the most recent three years were $4,900,000 in 2001, $3,510,000 in 2000, and $2,520,000 in 1999. Capital expenditures during the three years ended December 31, 2001, included a substantial portion to improve production efficiency and to reduce throughput time. The level of capital expenditures for 2002 is initially planned at approximately $3,000,000, and approximately $1,530,000 has been committed. Anticipated expenditures will be primarily for critical equipment to enhance capabilities, maintain quality, and improve efficiency.

The Company has a $6,000,000 banking facility that expires on May 31, 2002; and there were no borrowings under the facility at December 31, 2001 or 2000. Of the amount available, $1,000,000 is reserved for the issuance of standby letters of credit by the Company, and the remaining $5,000,000 is available for borrowing. Management intends to renew the facility prior to the expiration date. Management believes that cash flow provided by operations will continue to be sufficient to satisfy the Company's working capital requirements, normal capital expenditure levels, and anticipated dividends. A policy of requiring down payments and/or progress payments on large projects provides a favorable effect on cash flow. Management expects that internally generated funds will be sufficient to finance operations, and this is consistent with historical performance.

A significant economic downturn could lead to contraction of the business, which would have an adverse impact on liquidity. If that were to occur, the Company would restructure its operations to insure that cash flow from operations would be sufficient to maintain an appropriate level of liquidity.

The following tables contain disclosures concerning certain contractual obligations and commercial commitments outstanding as of December 31, 2001:

Contractual Cash Obligations	Total	Payments Due by Period Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ –	$ –	$ –	$ –	$ –
Capital lease obligations	–	–	–	–	–
Operating leases	1,133,800	242,200	424,900	374,000	92,700
Purchase obligations	1,529,500	1,529,500	–	–	–
Other long-term obligations	–	–	–	–	–
Total contractual cash obligations	$ 2,663,300	$ 1,771,700	$ 424,900	$ 374,000	$ 92,700

Other Commercial Commitments	Total Amounts Committed	Amounts of Commitment Expiration per Period Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Lines of Credit	$ –	$ –	$ –	$ –	$ –
Standby letters of credit	440,300	390,000	50,300	–	–
Standby repurchase obligations	–	–	–	–	–
Other commercial commitments	–	–	–	–	–
Total commercial commitments	$ 440,300	$ 390,000	$ 50,300	$ –	$ –

Market risks relating to the Company's operations result primarily from changes in foreign-exchange rates and stainless steel prices. The Company periodically enters into foreign-exchange forward or spot contracts to hedge the exposure to foreign-currency-denominated purchase transactions. Forward contracts generally have maturities of less than three months. Foreign-currency-denominated purchases were approximately $1,900,000, $2,800,000, and $3,300,000 for 2001, 2000, and 1999, respectively. There were no foreign-exchange forward contracts outstanding or foreign currencies held at December 31, 2001 or 2000. The risk of significant changes in stainless steel pricing for large projects that extend over several months is managed by contracting for the stainless steel at the time the project is obtained.

Concentration of credit risk, with respect to receivables, is limited due to the large number of customers and their dispersion across a wide geographic area. The Company performs credit evaluations of all new customers and periodically reviews the financial condition of existing customers. For large projects, down payments and/or progress payments are generally required based on the dollar value of the order and customer credit-worthiness. Foreign receivables generally are secured by irrevocable letters of credit confirmed by major U.S. banks.

Accounting Policies – The critical accounting policies with respect to the Company's financial statements are those related to revenue recognition, inventories, and depreciation.

Revenue from sales of fabricated products is recognized upon passage of title to the customer. Passage of title to products may occur at the time of shipment from the Company's dock, at the time of delivery at the customer's location, or when tanks are completed in the field and accepted by the customer. The Company uses the units-of-delivery method for recognizing revenue for large projects that involve the fabrication of multiple tanks or vessels. With this method, revenue is recognized as units are completed and shipped or delivered to the customer or completed and accepted by the customer for field projects. This method is a modification of the percentage-of-completion method of accounting for contracts. The applicable manufacturing cost of each unit is identified and charged to the cost of sales as the revenue is recognized. Additionally, reviews are performed monthly to insure that there are no realization problems for projects that are in process. If there are, the projected loss is recognized and recorded at the time it is identified. Down payments and progress payments made by customers under certain contracts are included in advance billings on the Consolidated Balance Sheets. The advance billings are not recognized as sales until product is shipped, delivered, or accepted by the customer in accordance with the applicable contract.

The Company's inventories are recorded at the lower of cost on a last-in, first-out (LIFO) basis, or market. Cost of subsidiary inventories is determined on a first-in, first-out (FIFO) basis; and they are not significant to the consolidated inventory. The LIFO method provides a better match of current costs with current revenues in the statement of income. Additionally, the LIFO method produces substantial current tax savings, with the effects of inflation flowing through cost of sales. Because the inventory determination under the LIFO method can only be made at the end of each year based on inventory levels and costs at that time, interim LIFO determinations must necessarily be based on management's estimate of expected year-end inventory levels and costs. Such estimates of future inventory levels and prices are subject to many factors beyond the control of management. Interim financial results are subject to the final year-end LIFO inventory amounts; and due to historical volatility of stainless steel prices and inventory quantities, it is difficult to accurately project the appropriate inventory adjustment for each year.

The Companies provide for depreciation expense for property, plant, and equipment using principally the double-declining-balance method for new items and the straight-line method for used items. Under the double-declining-balance method, depreciation expense is charged to the statement of income on an accelerated basis but, at the same time, produces current tax savings.

The following recently released Statements of Financial Accounting Standards (SFAS) are not expected to have a material effect on the Company's financial position or results of operations:

SFAS No. 141:	"Business Combinations" issued in June 2001 and effective July 1, 2001
SFAS No. 142:	"Goodwill and Other Intangible Assets" issued in June 2001 and effective for the Company's 2002 calendar year
SFAS No. 143:	"Accounting for Asset Retirement Obligations" issued in June 2001 and effective for the Company's 2002 calendar year
SFAS No. 144:	"Accounting for the Impairment or Disposal of Long-Lived Assets" issued in August 2001 and effective for the Company's 2002 calendar year

PAUL MUELLER COMPANY

DIRECTORS

DONALD E. GOLIK
Senior Vice President and CFO

*** **WILLIAM B. JOHNSON**
Business Consultant

* **DANIEL C. MANNA**
President

DAVID T. MOORE
Chief Information Officer

* **PAUL MUELLER**
Chairman of the Board

** **WILLIAM R. PATTERSON**
Member
Stonecreek Management L.L.C.

** **MELVIN J. VOLMERT**
Managing Partner
Ardent Capital L.L.C.

* Executive Committee Member
** Audit Committee Member
*** Executive & Audit Committee Member

MUELLER®

EXECUTIVE OFFICERS

PAUL MUELLER
Chairman of the Board

DANIEL C. MANNA
President

DONALD E. GOLIK
Senior Vice President, CFO
and Secretary

TRANSFER AGENT:
U M B BANK, n.a.
P. O. Box 410064
Kansas City, MO 64141-0064

NOTICE TO SHAREHOLDERS

A copy of the Company's current Form 10-K (Annual Report to the Securities and Exchange Commission) may be obtained, without charge, if a written request is submitted to:

Secretary
PAUL MUELLER COMPANY
P.O. Box 828
Springfield, MO 65801-0828

A nominal charge may be made for copies of exhibits.

WHOLLY OWNED SUBSIDIARIES

MUELLER TRANSPORTATION, INC.

DIRECTORS

DANIEL C. MANNA – Chairman
DONALD E. GOLIK
DUANE L. SHAW
JOSEPH E. GIMSON

OFFICERS

DANIEL C. MANNA – President
DONALD E. GOLIK – Secretary
GERALD S. MILLER – Treasurer
RONALD W. GIELOW – Controller

MUELLER FIELD OPERATIONS, INC.

DIRECTORS

DANIEL C. MANNA – Chairman
MATTHEW T. DETELICH
DONALD E. GOLIK

OFFICERS

MATTHEW T. DETELICH – President
DONALD E. GOLIK – Secretary
GERALD S. MILLER – Treasurer
RONALD W. GIELOW – Controller

MUELLER

P.O. Box 828 • Springfield, Missouri 65801-0828, U.S.A.
Telephone: (417) 831-3000 • Facsimile: (417) 831-3528
www.muel.com

LLOYD'S REGISTER QUALITY ASSURANCE · ISO9001